Iris Energy Limited
Level 21, 60 Margaret Street
Sydney, NSW 2000 Australia

November 15, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Melissa Kindelan
Kathleen Collins
Priscilla Dao
Jeff Kauten
Division of Corporation Finance — Office of Technology

Re:	Iris Energy Limited
Registration Statement on Form F-1 (Registration No. 333-260488)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-1, as amended (File No. 333-260488) (the “Registration Statement”) of Iris Energy Limited (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Tuesday, November 16, 2021, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Drew Capurro of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

Iris Energy Limited

By:	/s/ Daniel Roberts
Name:	Daniel Roberts
Title:	Co-Chief Executive Officer and Director
(Principal Executive Officer)

cc:	Drew Capurro Esq., Latham & Watkins LLP
Ian Schuman Esq., Latham & Watkins LLP
Stelios Saffos, Esq., Latham & Watkins LLP
Joanna Brand, Iris Energy Limited